Date:    May 25, 2007

From:   Steve Nieman

To:  Christina Chalk, Special Counsel
Securities and Exchange Commission, division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D. C. 20549

Via:      EDGAR CORRESPONDENCE

Re:       Responses to our recent telephone calls including yesterday's

Concerning:    File No. 1-08957

Dear Ms. Chalk:

In order to be crystal clear on how we will solicit, we will ONLY be mailing our proxy materials to a selected group of institutional shareholders. Otherwise, www.votepal.com will ONLY be used as an electronic pointer to EDGAR publicly available filings.

I hope this clears up any misconceptions.

I will file our second revised preliminary proxy statement soon on EDGAR by 6AM PDT. I finished it but after EDGAR closed for the night.

I promise to learn how to EDGAR marked up copy by next proxy season. But for now I don't have time, so I underlined additions and [bracketed deletions] where I could in the revised preliminary. Good too for stockholders to see/compare where editing was done, I figure.

If you have any further questions, please let me know. Looking forward to going Definitive today Friday.

Call my cell 360-904-2926. I also am a flight instructor, and I'm teaching a flight lesson tomorrow morning at 9:15A (12:15 your time). When I get back on the ground, I should be able to find a phone modem hookup in the hangar and file the Definitive with any changes you desire.

Respectfully,

s/

Steve Nieman

Copy by email to Richard Foley

p.s. I'm going to hold you to your offer to meet with you and other SEC folk in the off season to make the process of filing an electronic solicitation a piece of cake. We got people lining up to do what we've been doing. If this five year effort accomplishes anything, I'm hoping it will be to make this process easier as well as productive for all corporate stakeholders –– which is everyone in this great land of ours...